Exhibit 99.17

WBM CAPITAL CORP.

(FORMERLY TIIDAL GAMING GROUP CORP.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2025, AND 2024

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of WBM Capital Corp. (formerly Tiidal Gaming Group Corp.) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. The Company’s Audit Committee and Board of Directors have reviewed and approved these condensed consolidated interim financial statements. In accordance with the disclosure requirements of National Instruments 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed a review of these condensed consolidated interim financial statements.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Condensed Consolidated Interim Statements of Financial Position

As at January 31, 2025 and October 31, 2024

(Expressed in Canadian Dollars)

	Note	January 31, 2025	October 31, 2024

ASSETS
Current assets
Cash		$20,094	$35,287
Other receivables	6	37,604	37,604
Prepaid expenses and deposits			46,477
Total assets		$57,698	$119,368

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and other liabilities	9	$34,985	$60,048
Total liabilities		34,985	60,048

Shareholders’ equity
Share capital	8	733,786	733,786
Reserves	8	6,851,379	6,851,379
Accumulated deficit		(7,562,452)	(7,525,845)
Total shareholders’ equity		22,713	59,320

Total liabilities and shareholders’ equity		$57,698	$119,368

Nature of Operations (Note 1)

Going Concern (Note 2)

Subsequent event (Note 12)

Approved and Authorized by the Board on April 4th , 2025:

“Carlo Rigillo”	Director	“Fraser Hartley”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

	Note	2025	2024
Operating expenses
General and administrative	10	$35,984	$105,571
Management fees	9		21,667
Total operating expenses		35,984	127,238

Loss before other items		(35,984)	(127,238)
Other items
Foreign exchange (loss) gain			1,104
Interest income	5		60,028
Finance charges		623	(751)
Net loss and Comprehensive loss for the period		$(36,607)	$(66,857)

Weighted average number of common shares outstanding		1	7

Basic and diluted loss per share		$(18,304)	$(9,516)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

	2025	2024

Operating activities
Net loss from operations	$(36,607)	$(66,857)
Adjustments for non-cash items:
Accretion expense		751
Changes in non-cash working capital items:
Trade and other receivables		183,239
Prepaid expenses and deposits	46,477	(32,515)
Accounts payable and other liabilities	(25,063)	26,431
Net cash (used in) provided by operating activities	(15,193)	111,049

Investing activities
Purchase of short-term investment		10,600,000
Net cash from investing activities		10,600,000

Financing activities
Share issuer buy-back (Note I)		(I 0,198,940)
Option cancellation payment		(35,325)
Repayment of government loan		(40,000)
Net cash provided by financing activities		(10,274,265)

Effect of foreign exchange on cash		(1)
Net change in cash	(15,193)	436,783
Cash, beginning of period	35,287	79,265
Cash, end of period	$20,094	$516,048

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Condensed Consolidated Interim Statement of Shareholders’ Equity

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

	Note	Number of Shares	Share Capital $	Reserves $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total Shareholders’ Equity $
Balance, October 31, 2023		15	13,572,500	4,166,666	(5,419)	(6,864,889)	10,868,858
Shares issuer buy-back	8	(14)	(12,898,978)	2,700,038	-		(10,198,940)
Share option cancellation	8			(35,525)	-		(35,525)
Net loss for the period						(66,857)	(66,857)
Balance, January 31, 2024		1	673,522	6,831,379	(5,419)	(6,931,746)	567,736

Balance, October 31, 2024		1	733,786	6,851,379	-	(7,525,845)	59,320
Net loss for the period						(36,607)	(36,607)
Balance, January 31, 2025		1	733,786	6,851,379	-	(7,562,452)	22,713

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

1.	Nature of Operations

WBM Capital Corp. (fonnerly Tiidal Gaming Group Corp.) (the “Company” or “WBM”) was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 4, 2004. On July 10, 2024, the Company changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp. The address of the Company’s head, principal, and registered office is located at 1900 - 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3. On June 7, 2024, the Company voluntarily delisted trading of its common shares on the CSE.

As of June 9, 2023, the Company does not have any remaining active operations. The Corporation is currently exploring opportunities.

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 pre-consolidation common shares at a price of $0.1225 per pre-consolidated share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

On October 4, 2024, the Company completed a share consolidation on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common share. The share consolidation is reflected retrospectively in these consolidated financial statements.

On October 21, 2024, the Company incorporated 4 wholly owned subsidiaries 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd. and 1507655 B.C. Ltd.

On November 6, 2024, the Company incorporated 3 wholly owned subsidiaries 1510435 B.C. Ltd., 1510441 B.C. Ltd. and 1510450 B.C. Ltd.

On December 18, 2024, the Company completed a plan of arrangement whereby the sole shareholder of the Company, Triforce Ventures SA, now holds all of the issued and outstanding common shares in the following former subsidiaries; 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

2.	Going Concern

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern is dependent upon its ability to identify an appropriate business for acquisition or investment to generate profits and positive cash flows from operations in order to cover its operating costs. There is no assurance that the business will be profitable.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

2.	Going Concern (continued)

The Company’s accumulated deficit was $7,562,452 at January 31, 2025 (October 31, 2024 - $7,525,845) and its cash flow used in operations was $15,193 (October 31, 2024 - $688,624). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern.

These condensed consolidated interim financial statements do not give effect to any adjustments required to realize its assets and discharge its liabilities in other than the normal course of business and amounts different from those reflected in the accompanying consolidated financial statements. These adjustments could be material.

3.	Basis of Presentation Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of the condensed consolidated interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“TASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRC”).

The condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 4, 2025.

Basis of Presentation

The condensed consolidated interim financial statements of the Company have been prepared on an accrual basis and on the historical cost basis except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the functional currency for all entities of the consolidated group.

Basis of Consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly owned subsidiaries:

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

3.	Basis of Presentation (continued)

Name of subsidiary	Jurisdiction Incorporated	Functional Currency	Accounting Method/Date of Disposal
Tiidal Gaming Holdings Inc.
(formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	14/24
Lazarus Esports Inc.	Canada	Canadian dollars	Dissolved March 7/24
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Dissolved March 7/24
Space Esports Inc.	United States	U.S. dollars	Dissolved Feb 26/24
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Until June 8, 2023
1507651 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507652 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507653 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507655 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510450 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510435 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510441 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24

4.	Material accounting policies

Foreign currency

The condensed consolidated interim financial statements are presented in Canadian dollars. Assets and liabilities of subsidiaries having a functional currency other than the Canadian dollar are translated to the presentation currency, Canadian dollars, at the rate of exchange at the reporting period date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in the accumulated other comprehensive (loss) income included in the consolidated statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the reporting period date. Gains and losses on translation of monetary items are recognized in the consolidated statement of net (loss) income and comprehensive (loss) income.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive (loss) income in the translation reserve.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Depending on the terms and condition of each financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are accounted for using the residual method, following an allocation of the unit price to the fair value of the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transaction costs are accounted for as share-based payments.

Commissions paid to agents and other share issue costs are charged directly to share capital.

Share-based payments

Equity-settled share-based payments to employees are measured at the fair value of the instruments at the grant date and recognized in expense over the vesting periods. Equity-settled share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services received cannot be reliably measured. Non-employee share-based payments are recognized in expense at the date the goods or services are received. The corresponding amount is recorded to reserves. Upon the exercise of stock options, consideration received on the exercise is allocated to share capital and the related amount previously recognized for the issuance of the option remains in reserves.

The fair value of options is determined using the Black-Scholes Option Pricing Model on the date of the grant, based on certain assumptions.

The fair value of equity settled RSUs is measured at the grant date based on the fair value of the Company’s common shares on that date, each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All RSUs are recognized in the consolidated statements of net loss and comprehensive loss as an expense over the vesting period with a corresponding increase in equity reserves in the consolidated statement of financial position.

Income taxes and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Income taxes and deferred income taxes (continued)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive (loss) income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company’s financial assets and liabilities are classified as follows:

Asset or liability	Classification
Cash	FVTPL
Short-term investments	FVTPL
Accounts payable and other liabilities	Amortized cost

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Financial instruments (continued)

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of trade and other receivables.

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets measured at fair value through profit or loss consists of cash and short-term investments.

●	Designated at fair value through profit or loss - On initial recognition, The Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Financial instruments (continued)

Financial assets (continued)

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a provision for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Financial instruments (continued)

Financial assets (continued)

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition o.ffinancial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options, warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Income (loss) per share (continued)

For the three months ended January 31, 2025, and 2024, potentially dilutive common shares issuable upon the exercise of conversion option related to warrants and options were not included in the computation of (loss) income per share because their effect was anti-dilutive.

New accounting pronouncements issued but not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has determined that there are no new standards that are relevant to the Company.

Critical Accounting Estimates and Judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of policies and reported amounts of assets and liabilities, and income and expenses.

These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

(i)       Use of critical accounting estimates and assumptions

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such difference will affect the tax provisions in the period in which such determination is made.

Share-based payments

The fair value of share-based payments is calculated using the Black-Scholes option pricing model. The main assumptions used in the model include the estimated fair value of the common shares, estimated life of the option, the expected volatility of the Company’s share price (using historical volatility of similar publicly traded companies as a reference), the expected dividends, the expected forfeiture rate, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s-length transaction given that there is no market for the options, and they are not transferable.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Assessment of going concern

These consolidated financial statements have been prepared on a basis which assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the nonnal course of operations. In assessing whether this assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. This assessment is based upon planned actions that may or may not occur for a number of reasons including the Company’s own resources and external market conditions.

5.	Short-term Investments

On June 13, 2023, the Company transferred a total of $10,600,000 into guaranteed investment certificates (“GICs”) bearing interest at an annualized rate of 5.30%. The GICs matured on December 10, 2023. For the three months ended January 31, 2025, the Company recorded interest receivable of $nil (October 31, 2024 - $nil). For the three months ended January 31, 2025, the Company recorded interest income of $nil (January 31, 2024 - $60,028).

6.	Other Receivables

Other receivables consist of the following:

	January 31, 2025	October 31, 2024
GST/HST receivable	$37,604	$37,604
	$37,604	$37,604

7.	Share Capital

Authorized

The Company is authorized to issue an unlimited number of common shares.

On October 4, 2024, the Company completed a consolidation of the Company’s issued and outstanding common shares on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common shares. The share consolidation is reflected retrospectively in these consolidated financial statements. As at October 31, 2024, the Company had 1 common shares outstanding. Shareholders who less than 6,000,000 pre-consolidation shares were entitled to receive $0.005 in cash for each pre-consolidation share held.

On October 30, 2023, the Company announced a return of capital to its shareholders by way of substantial issuer bid. On December 15, 2023, the Company announced that it has taken up and purchased for cancellation an aggregate of 13.88 common shares of the Company at a price of $735,000 per share pursuant to its substantial issuer bid for aggregate purchase price of $10,198,940.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

7.	Share Capital (continued)

a)	Issued

The Company did not issue any commons shares for the three months ended January 31, 2025.

The Company did not issue any commons shares for the three months ended January 31, 2024.

b)	Stock options

The Company’s Stock Option Plan was approved by shareholders at the annual and special meeting held on September 26, 2008. The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Issuer, or any subsidiary of the Company, the option to purchase the common shares. Additionally, under the Stock Option Plan, the number of the common shares reserved for any one person may not exceed 5% of the outstanding common shares. The Board determines the price per common share and the number of common shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Exchange. The exercise price per common share set by the Board is subject to minimum pricing restrictions set by the Exchange.

Stock Options may be exercisable for up to five years from the date of grant, but the Board has the discretion to grant options that are exercisable for a shorter period. Options under the Stock Option Plan are non-assignable.

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of common shares purchasable by them immediately prior to the time of their cessation of office or employment and they shall have no right to purchase any other common shares.

Stock Options must be exercised within 90 days of termination of employment or cessation of position with the Company, although if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

For the three months ended January 31, 2025, the Company did not issue any options.

For the three months ended January 31, 2024, the following activity occurred:

●	On December 15, 2023, the Company in connection with the completed substantial issuer bid cancelled an aggregate of 0.26 options of the Company that had an exercise price of $600,000 per Share for consideration of $135,000 per In-the-Money Option, representing the difference between the exercise price of the In-the-Money Options and the purchase price under the substantial issuer bid, for aggregate consideration equal to approximately $35,325.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

7.	Share Capital (continued)

For the three months ended January 31, 2025, and 2024, the stock option activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2023	0.88	$1,320,000
Cancelled	(0.88)	($1,320,000)
Outstanding, January 31, 2025 and 2024

At January 31, 2025, there are no stock options outstanding as previously issued options were cancelled on December 15, 2023.

The estimated fair value of stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statement of loss and comprehensive loss over the vesting period of the stock options, with a corresponding increase to reserves. For the three months ended January 31, 2025, $nil (January 31, 2024 - $nil) was recorded as share-based payments for stock options.

Stock options are granted at a price equal to or above the fair value of the common shares. The consideration received on the exercise of stock options is added to share capital at the time of exercise.

c)	Warrants

For the three months ended January 31, 2025, and October 31, 2024, the warrant activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2024 and January 31,2025	1.65	$900,000

At January 31, 2025, the following warrants were outstanding and exercisable, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
0.93	$900,000	September 20, 2025	0.93
0.23	$900,000	October 12, 2025	0.23
0.49	$900,000	November 30, 2025	0.23
1.65			1.65

As at January 31, 2025, the weighted average life of warrants outstanding was 0.70 years (October 31, 2024 - 0.95 years).

The estimated fair value of warrants granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statements of net loss and comprehensive loss over the vesting period of the warrants, with a corresponding increase to reserves.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

7.	Share Capital (continued)

For the three months ended January 31, 2025, $nil (January 31, 2024 - $nil) was recorded as share-based payments for warrants. Warrants are issued at a price equal to or above the fair value of the common shares. The consideration received on the exercise of warrants is added to share capital at the time of exercise.

d)	Restricted Share Units (“RSU”)

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 0.42 at $480,000 per restricted share units to the Company’s CEO, which immediately vested into 0.42 common shares of the Company.

8.	Related Party Transactions

a)	Key management compensation

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

For the three months ended January 31, 2025, and 2024, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	January 31, 2025	January 31, 2024
Management and director fees and salaries	$-	$15,000
Payments made under the share buy back		3,498,245
	$-	$3,513,245

Share-based payments are the fair value of stock options granted to key management personnel as at the grant date. For the three months ended January 31, 2025, and 2024, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

As at January 31, 2025, included in accounts payable and other liabilities is $nil (October 31, 2024 - $nil) in amounts payable to directors and officers of the Company. The amount is unsecured, non-interest bearing and due on demand.

9.	General and Administrative Expenses

General and administrative expenses consisted of the following:

	January 31, 2025	January 31, 2024
Office and miscellaneous	$16,589	$23,583
Professional fees	19,395	82,057
	$35,984	$105,571

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

10.	Capital Management

The Company considers its capital structure to consist of shareholders’ equity.The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements as at January 31, 2025.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 2).

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management for the three months ended January 31, 2025.

11.	Financial Instruments and Risk Management Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities, are as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level l);

●	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

●	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of the cash,, short-term investments, accounts payable and other liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, and short-terms investments are recorded at fair value using level 1 inputs.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its trade receivables is equal to the carrying amount of those items.

The Company’s cash and short-term investment are held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis ofliabilities which are due in the next twelve months can be summarized as follows:

	January 31, 2025	October 31, 2024
Accounts payable and other liabilities	$34,985	$60,048
	$34,985	$60,048

Interest rate risk

The Company does not have any significant exposure as at January 31, 2025 and 2024 to interest rate risk through its financial instruments.

12.	Subsequent Event

On April 2, 2025, the Company announced it has entered into a definitive business combination agreement with Wappier Inc. (“Wappier”) pursuant to which, subject to the satisfaction of certain conditions, including receipt of all necessary approvals, the Company and Wappier will complete a transaction, which will result in the reverse takeover of the Company by Wappier (the “Resulting Issuer”) and listing of the Resulting Issuer on the Canadian Securities Exchange.